ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING MAP Plus NP^{SM}

Supplement dated July 6, 2011 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 29, 2011

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Important Information regarding the ING Janus Contrarian Portfolio

<u>Effective July 1, 2011,</u> the ING Janus Contrarian Portfolio changed its name to ING Core Growth and Income Portfolio. Accordingly, all references to ING Janus Contrarian Portfolio appearing in the Contract Prospectus and Contract Prospectus Summary are deleted and replaced with ING Core Growth and Income Portfolio.

In addition, the ING Janus Contrarian Portfolio's investment objective appearing in Appendix IV – Fund Descriptions in the Contract Prospectus and Appendix V – Availability of Certain Funds in the Contract Prospectus Summary is deleted and replaced with the following:
- Prior to September 15, 2011, the Portfolio seeks capital appreciation.
- Effective September 15, 2011, the Portfolio seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Beginning July 1, 2011 through July 20, 2011, a transition manager will begin transitioning the Portfolio's securities to align the Portfolio with its new investment objective and strategies. Effective on or about July 21, 2011, ING Investment Management Co. will become the subadviser for the Portfolio. Appendix IV – Fund Descriptions in the Contract Prospectus and Appendix V – Availability of Certain Funds in the Contract Prospectus Summary are revised accordingly.

Important Information regarding the ING Value Choice Fund

<u>Effective at the close of business on July 29, 2011,</u> the ING Value Choice Fund (Class A) will be closed to new investments except for investments by: (1) existing shareholders of record as of July 29, 2011; and (2) retirement plans that purchase shares prior to October 31, 2011.